[redacted]

13010348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 The Corners Parkway
(No. and Street)

Norcross	Georgia	30092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert McCullough 770-243-8449
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 1900	Atlanta	Georgia	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/2/13

EM 3/5/13

OATH OR AFFIRMATION

I, Robert McCullough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Investment Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARTHA JEAN CORY NOTARY PUBLIC GEORGIA EXPIRES June 24, 2016 GWINNETT COUNTY

Signature

CFO, Treasurer, & FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
400

Agreed-Upon Procedures Applied to Form SIPC-7

Wells Investment Securities, Inc.

For the Year Ended December 31, 2012

FD Frazier & Deeter
CPAs & ADVISORS

600 Peachtree Street, N.E.
Suite 1900
Atlanta, Georgia 30308
404.253.7500
www.frazierdeeter.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
Wells Investment Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Wells Investment Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Wells Investment Securities, Inc.'s compliance with the applicable instruction of the General Assessment Reconciliation (Form SIPC-7). Wells Investment Securities, Inc.'s management is responsible for Wells Investment Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (i.e. the general ledger) noting no differences.

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting the Form SIPC-7 is for the year ended December 31, 2012. Therefore, we compared the amounts reported in the 1st through 4th quarter 2012 FOCUS filings to the amounts reported in the Form SIPC-7 noting no differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (i.e. schedule of calculation of commissions paid) noting no differences.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (i.e. schedule of calculation of commissions paid) noting no differences.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayments.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion, on the accounting records. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Wells Investment Securities, Inc. and other specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Atlanta, Georgia
February 25, 2013

Frazier & Deeter, LLC

FD Frazier & Deeter
CPAs & ADVISORS

Financial Statements and Supplemental Information

Wells Investment Securities, Inc.

For the Year Ended December 31, 2012
With Report and Supplementary
Independent Auditors' Report

Financial Statements and Supplemental Information

Wells Investment Securities, Inc.

For the Year Ended December 31, 2012
With Report and Supplementary
Independent Auditors' Report

Wells Investment Securities, Inc.

Financial Statements
and Supplemental Information

Year Ended December 31, 2012

Contents

FD Frazier &Deeter
CPAs & ADVISORS

600 Peachtree Street, N.E.
Suite 1900
Atlanta, Georgia 30308
404.253.7500
www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Wells Investment Securities, Inc.
Norcross, Georgia

We have audited the accompanying financial statements of Wells Investment Securities, Inc. (the Company) (a wholly-owned subsidiary of Wells Real Estate Funds, Inc.), which are comprised of the statement of financial condition as of December 31, 2012, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Investment Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

February 25, 2013
Frazier & Deeter, LLC
Atlanta, Georgia

Frazier & Deeter, LLC

Wells Investment Securities, Inc.

Statement of Financial Condition

December 31, 2012

ASSETS

Cash and cash equivalents	$ 1,950,858
Commissions and dealer-manager fees receivable from affiliates (Note 3)	213,946
Prepaid expenses and other current assets	226,656
Income tax receivable	7,606
Total assets	$ 2,399,066

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,310,215
Due to affiliate (Note 3)	1,635
Payable to broker-dealers	123,437
Total liabilities	1,435,287
Commitments and contingencies (Note 7)	
Stockholder's equity:	
Common stock ($1 par value; 100,000 shares authorized; 6,000 shares issued and outstanding)	6,000
Additional paid-in capital	4,110,902
Accumulated deficit	(3,153,123)
Total stockholder's equity	963,779
Total liabilities and stockholder's equity	$ 2,399,066

See accompanying notes.

Wells Investment Securities, Inc.

Statement of Operations

Year Ended December 31, 2012

Revenues:	
Selling commissions	$ 14,438,957
Dealer-manager fees	5,231,252
Reimbursement income - related party (Note 3)	8,266,439
Interest and other income	2,049
Total revenues	27,938,697
Expenses:	
Selling commissions re-allowed to participating broker-dealers	14,438,957
Marketing fees re-allowed to participating broker-dealers	2,835,027
Salaries, sales-based compensation, and benefits	8,729,788
General and administrative	1,389,448
SIPC and FINRA fees	177,229
Total expenses	27,570,449
Income before taxes	368,248
Income tax expense (Note 5):	
Federal	7,387
State	4,598
Total income tax expense	11,985
Net income	$ 356,263

See accompanying notes.

Wells Investment Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2012

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2011	6,000	$ 6,000	$ 4,110,902	$ (3,509,386)	$ 607,516
Net income	-	-	-	356,263	356,263
Balance at December 31, 2012	6,000	$ 6,000	$ 4,110,902	$ (3,153,123)	$ 963,779

See accompanying notes.

Wells Investment Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2012

Operating activities:	
Net income	$ 356,263
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in commissions, dealer-manager fees, and distribution fees receivable from affiliates	81,602
Increase in prepaid expenses and other current assets	(34,019)
Decrease in due to/from affiliates	(88,854)
Decrease in income tax receivable	2,566
Increase in accounts payable and accrued expenses	950,106
Decrease in payable to broker-dealers	(157,752)
Total adjustments	753,649
Net cash provided by operating activities	1,109,912
Cash and cash equivalents at beginning of year	840,946
Cash and cash equivalents at end of year	$ 1,950,858

Other supplemental disclosures:

Income taxes paid	$ 5,600

See accompanying notes.

1. Organization and Business

Wells Investment Securities, Inc. (the Company) was organized on April 20, 1984 as a corporation under the Georgia Business Corporation Code and commenced operations on May 22, 1984. Upon its formation effective February 17, 1997, Wells Real Estate Funds, Inc. (WREF) became the sole stockholder of the Company. Leo F. Wells, III is the sole stockholder of WREF.

During 2012, the Company acted as an agent in connection with the management, coordination, and distribution of securities issued by Wells Core Office Income Real Estate Investment Trust, Inc. (Wells Core) and Wells Timberland REIT, Inc. (Wells Timberland REIT), (collectively, the Products). The Company also acted as an agent for Wells Real Estate Investment Trust II, Inc. (Wells REIT II) for activities related to shares sold through its Dividend Reinvestment Plan (DRP). Wells Core Office Income REIT Advisory Services, LLC (Wells Core Advisor) serves as the Advisor to Wells Core. Wells Timberland Management Organization, LLC (TIMO), a wholly-owned subsidiary of Wells Capital, Inc. (Wells Capital), serves as the Advisor to Wells Timberland REIT. Wells Core Advisor and Wells Capital are wholly-owned subsidiaries of WREF. On December 31, 2011, Wells Timberland REIT terminated the public offering of its shares; however, sales continued to be processed through the first quarter of 2012.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). In connection therewith, the Company pays fees to the Securities Investor Protection Corporation (SIPC), an agency created to insure customers against losses from failed brokerage firms.

2. Summary of Significant Accounting Policies

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), management is required to make estimates and assumptions that affect the amounts reported in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The Company has adopted the Financial Accounting Standard Board (FASB) Accounting Standards Codification (Codification). The Codification is the single official source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities and all of the Codification's content carries the same level of authority.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company's revenues are primarily comprised of selling commissions and dealer-manager fees earned as compensation in connection with the distribution of the Products. Commissions and dealer-manager fees are recognized on a trade-date basis. The Company re-allows substantially all selling commissions, and in accordance with the respective prospectus for each respective product, a portion of the dealer-manager fees is re-allowed in the form of marketing fees to the participating broker-dealers involved in the distribution and sale of the Products.

Cash and Cash Equivalents

The Company maintains four accounts consisting of demand deposits and short-term investments with three financial institutions. These accounts are insured up to $250,000 per institution by the U.S. Federal Deposit Insurance Corporation. The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Reserve for Doubtful Accounts Receivable

As of December 31, 2012, all significant outstanding receivables are due from affiliates. Management believes that all significant receivables are collectible based on the financial viability of and historical collections from such affiliates. Accordingly, no reserves for such receivables have been provided for in the accompanying financial statements.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of insurance premiums, FINRA Personnel and Sales Assessment fees and the Company's fidelity bond premium for 2013, which the Company paid during 2012. The prepaids will amortize on a straight-line basis during 2013.

Additionally, prepaid expenses include deposits held for FINRA's Central Registration Depository (CRD), a system designed to provide banking services to FINRA member firms. Among other things, these deposits are applied against recurring FINRA fees related to examinations, registrations, and licensing as incurred by the Company.

Liabilities

As of December 31, 2012, the Company had no liabilities subordinated to claims of its creditors.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes according to a framework whereby deferred taxes are provided for based upon the differences between the financial statement and tax basis of assets and liabilities using currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements according to the changes in deferred tax assets or liabilities between years.

The Company evaluates all tax positions to determine the existence of any uncertain tax positions. The Company evaluates the tax positions within a framework that sets a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company has evaluated fiscal years ended December 31, 2008-2012 as those years are still subject to examination by major tax jurisdictions. The Company currently has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Risks and Uncertainties

The substantial majority of the Company's revenues are generated from the sale of the Products. Accordingly, a decline in such sales could detrimentally impact the Company's financial condition and results of operations. Commissions and dealer-manager fees receivable from affiliates may also subject the Company to credit risk (Note 3).

Subsequent Events

The Company has evaluated subsequent events through February 25, 2013, which is the date these financial statements were available to be issued. All subsequent events, if any, requiring recognition as of December 31, 2012, have been incorporated into these financial statements.

3. Related-Party Transactions

Selling Commissions and Dealer-Manager Fees

The Company earns selling commissions from the sale of the Products. During 2012, selling commissions were calculated based on the following percentages of gross investment proceeds raised by the Products: up to 7% for Wells Core and up to 7% for Wells Timberland REIT. There are no selling commissions earned pursuant to the DRPs of Wells Core, Wells REIT II, or Wells Timberland REIT.

3. Related-Party Transactions (continued)

Selling Commissions and Dealer-Manager Fees (continued)

The Company earns dealer-manager fees from the sale of the Products. During 2012, dealer-manager fees were calculated as 2.5% of the gross investment proceeds raised from the distribution of Wells Core and 1.8% from the gross investment proceeds raised from the distribution of Wells Timberland REIT. There are no dealer-manager fees earned pursuant to the DRPs of Wells Core, Wells REIT II, or Wells Timberland REIT.

All commissions and dealer-manager fees receivable from affiliates as of December 31, 2012 are due from Wells Core.

Due to Affiliate

Due to affiliate as of December 31, 2012 is due to Wells Capital. The balance due to Wells Capital primarily represents net payables pursuant to the Payroll Reimbursement and Administrative Support Services Agreement (as outlined below).

Payroll Reimbursement and Administrative Support Services Agreement

Effective November 1, 2008, the Company, WREF, and its other subsidiaries entered into a Payroll Reimbursement and Administrative Support Services Agreement (the Administrative Agreement). This agreement is for a one year term with automatic annual extensions.

Under the Administrative Agreement, the Company has agreed to reimburse WREF for administrative support services, including the costs associated with WREF's Information Technology, Corporate Accounting, Accounts Payable, Human Resources, Risk Management, and Finance departments and excluding the related payroll costs and costs otherwise reimbursable to WREF from other affiliated parties. The Company is required to reimburse WREF for an allocation of such overhead costs based on the Company's employee headcount relative to all personnel employed by WREF's subsidiaries provided that, following such reimbursements, the Company maintains stockholder's equity and revenues sufficient to satisfy the minimum net capital requirements of the SEC (Note 4). During 2012, the Company reimbursed $469,531 to WREF for such overhead expenses, which are included in general and administrative expenses in the accompanying statement of operations.

Under the Administrative Agreement and in addition to the reimbursements noted above, WREF agreed to reimburse the Company for any cumulative deficits resulting after deducting from the maximum marketing fees allowable per each product's prospectus the actual marketing fees paid plus the actual non-transaction based compensation paid to employees.

3. Related-Party Transactions (continued)

Payroll Reimbursement and Administrative Support Services Agreement (continued)

In addition, WREF reimbursed the Company for non-transaction based compensation for its employees and all benefits provided to the Company's employees as well as general and administrative expenses as determined by management.

Effective March 1, 2012, the Company, WREF and its other subsidiaries amended the Administrative Agreement so that WREF shall reimburse the Company for all non-transaction based compensation and operating expenses.

Effective July 1, 2012, the Administrative Agreement was amended again so that WREF shall reimburse the Company for all non-transaction based compensation, transaction based compensation in excess of amounts available from Dealer-Manager fee revenues after re-allowance of marketing fees, and operating expenses.

During 2012, WREF and its subsidiaries reimbursed $8,266,439 to the Company for such expenses, which is recorded as reimbursement income-related party in the accompanying statement of operations.

On April 16, 2007, Piedmont Office Realty Trust, Inc. (PORT) completed an agreement and plan of merger (the Merger Agreement) with WREF, Wells Capital, Wells Advisory Services I, LLC (WAS1), a subsidiary of WREF, Wells Real Estate Advisory Services, Inc., a wholly-owned subsidiary of WREF, Wells Government Services, Inc., a wholly-owned subsidiary of Wells Management Company, Inc., WRT Acquisition Company, LLC (WRT Acquisition Sub), a wholly-owned subsidiary of PORT and WGS Acquisition Company, LLC (WGS Acquisition Sub), a wholly-owned subsidiary of PORT. In connection with the closing of the Merger Agreement, PORT issued 19,546,302 shares of PORT common stock to WREF as Merger Consideration and 22,339 shares of PORT common stock in exchange for the 20,000 limited partnership units held by Wells Capital for a total of 19,568,641 shares.

Subsequent to the completion of the Merger Agreement, WREF formed the Wells Stock Distribution Plan I, which compensates various personnel employed by WREF and its subsidiaries. Under that plan, eligible employees were granted a right to receive a number of PORT shares. An eligible employee's shares were vested 25% as of April 16, 2007 and an additional 25% each anniversary of the merger completion date that the individual is employed by WREF or its subsidiaries. The final vesting under the plan occurred in 2010.

Pursuant to the Addendum to the Administrative Agreement, WREF shall be solely responsible to satisfy any obligation of the Company related to its employees resulting from the Wells Stock Distribution Plan I dated April 16, 2007.

3. Related-Party Transactions (continued)

Payroll Reimbursement and Administrative Support Services Agreement (continued)

In August 2011, WREF elected to distribute 20% of the shares under the plan to eligible employees. As a result, 134,945 shares were distributed to the Company's employees. There were no distributions under the plan in 2012.

4. Net Capital Computation

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. As of December 31, 2012, the Company had net capital of $729,517, which was $633,831 in excess of its required net capital of $95,686, and the Company's ratio of aggregate indebtedness to net capital was 2 to 1.

5. Income Taxes

Income tax expense (benefit) attributable to income from operations consists of the following:

	Current	Deferred	Total
Federal	$ 7,387	$ -	$ 7,387
State	4,598	-	4,598
	$ 11,985	$ -	$ 11,985

During the year ended December 31, 2012, the Company utilized deferred income tax benefits of $136,539, including a deferred income tax benefit of $117,431 attributable to the current year utilization of operating loss carryforwards. During the year ended December 31, 2012, the Company reversed a valuation allowance of $136,539.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax.

5. Income Taxes (continued)

Significant components of the Company's net deferred tax assets are as follows:

Accrued severance	$ 171,903
Other	7,387
Federal/State NOLs	1,265,758
Valuation allowance	(1,445,048)
Total deferred tax assets	$ -

As of December 31, 2012, federal operating loss carryforwards are $3,174,958 and state operating loss carryforwards are $3,758,244. Operating loss carryforwards expire beginning in 2028.

The reconciliation of income tax computed at the U.S. federal statutory rate to the income tax benefit is as follows:

	Amount	Percentage
Pretax book income tax effected	$ 124,692	35.00%
State tax expenses, net of federal tax benefit	19,251	5.40%
Other	4,581	1.30%
Valuation allowance	(136,539)	(38.30%)
Income tax expense	$ 11,985	3.40%

6. Defined Contribution Plan

WREF sponsors a 401(k) defined contribution plan (the Plan) under which the Company is allowed to make contributions for all of its employees. The Plan functions as the primary retirement program for the Company. Eligible participants may contribute a percentage of their annual compensation, subject to the maximum amount established by the United States Internal Revenue Service. The Company makes employer-matching contributions equal to $0.25 per dollar invested in the Plan for participants during their first two years of service. During the pay period beginning the participants' third year of service, the Company increases matching contributions to $0.50 per dollar invested in the Plan. During the pay period beginning the participants' fourth year of service, the Company increases matching contributions to $0.75 per dollar invested in the Plan. During the pay period beginning the participants' fifth year of service, the Company increases matching contributions to $1.00 per dollar invested in the Plan.

6. Defined Contribution Plan (continued)

Employer matching contributions are 100% vested and non-forfeitable and are capped at 11% of each employee's income on a biweekly basis. Under the Administrative Agreement, WREF reimburses the Company for all employer matching contributions (Note 3). During 2012, the Company incurred $306,972 in employer matching contributions to the Plan.

7. Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation or claims. Except as disclosed below, there are no material pending legal proceedings or proceedings known to be contemplated by governmental authorities involving the Company.

Fleming Arbitration

On June 16, 2012, an owner of the Tenant-in-Common (TIC) Co-Ownership interest in a building sponsored by Wells Exchange-Market Place Boulevard I, Irving LP (a Wells 1031 Exchange Program) filed a FINRA Arbitration Statement of Claim (SOC), styled Nancy D. Fleming (Claimant) v. 1st Global Capital Corp., a FINRA broker-dealer and the Company, a FINRA broker-dealer with FINRA, Arbitration Proceeding. The requested hearing locale is Seattle, Washington.

The SOC formal allegations include federal securities fraud, breach of fiduciary duty and constructive fraud, fraud and deceit, Washington securities fraud, unfair sales practices, and negligence and negligent misrepresentation. The SOC seeks, among other things, damages in the amount of $1 million and an award of exemplary or punitive damages.

On August 10, 2012, the Company served its Interim Answer to the SOC denying the charging allegations in the Claimant's SOC and denies that the Company engaged in any misconduct or breached any duty, and further denies all liability to Claimant.

The FINRA arbitration hearing has been set for June 10-15, 2013 in Seattle, Washington. The appropriate insurance provider was notified of the SOC.7.

White Arbitration

On August 13, 2012, an owner of a TIC Co-Ownership interest in a building sponsored by Wells Exchange-Market Place Boulevard I, Irving LP (a Wells 1031 Exchange Program) and an owner of a TIC Co-Ownership Interest in a building sponsored by Wells Exchange-Market Place Boulevard I, Irving LP and a TIC Co-Ownership interest in a building sponsored by Wells Exchange-Samson Way filed a FINRA SOC, styled Daniel D. White, personally and on behalf of

7. Commitments and Contingencies (continued)

White Arbitration (continued)

the Dan White Revocable Living Trust; and Donald A. Bill and Gloria F. Bill, personally and on behalf of the Bill Family Trust dated November 5, 2003 (Claimants) v. Signator Investors Inc., a FINRA broker-dealer, Dennis J. Pettinelli, a registered representative, and the Company, a FINRA broker-dealer with FINRA, Arbitration Proceeding. The requested hearing locale is San Francisco, California.

The SOC formal allegations include federal securities fraud, breach of fiduciary duty and constructive fraud, fraud and deceit, California securities fraud, unfair sales practices, and negligence and negligent misrepresentation. The SOC seeks, among other things, damages in the amount of $2 million and an award of exemplary or punitive damages.

On October 4, 2012, the Company served its Interim Answer to the SOC denying the charging allegations in the Claimant's SOC and denies that the Company engaged in any misconduct or breached any duty, and further denies all liability to Claimant.

The FINRA arbitration hearing has been set for February 4-13, 2014 in San Francisco, California. The appropriate insurance provider was notified of the SOC.

8. Subsequent Events

Subsequent to year-end, WREF determined that, due to the uncertainty regarding the substance and timing of pending FINRA rules impacting the non-traded REIT industry, WREF would not immediately sponsor a new non-traded Real Estate Investment Trust offering following the close of Wells Core, which is scheduled to close its offering on June 10, 2013. As such, during January 2013, the Company began the process of communicating to the Company's employees that in all likelihood their positions would be eliminated at some point following the close of Wells CORE.

During February 2013, the Company provided formal notice to its employees that their positions would be eliminated during June of 2013. As such, the Company recorded approximately $1.8 million in related severance charges during February 2013. Pursuant to the Administrative Agreement, WREF fully funded the total severance related liability when the severance related charges were recorded. As such, the impacts to the Company's net capital position were immaterial, and the Company continues to operate within its net capital requirements.

In January 2013, WREF distributed the remaining 80% of the vested shares from the Wells Stock Distribution Plan I. As a result, 539,779 shares were distributed to the Company's employees.

8. Subsequent Events (continued)

The Company received a subpoena dated February 4, 2013 from the Enforcement Division of the SEC regarding an investigation of the activities of the Company in connection with the sales of Wells REIT II and Wells Timberland REIT. The subpoena requires the Company to produce related documents for the time period January 1, 2008 through February 5, 2013. The inquiry is an examination and not an indication that any violation has occurred.

SUPPLEMENTAL SCHEDULES

Wells Investment Securities, Inc.

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2012

Net capital	
Total stockholder's equity per financial statements	$ 963,779
Deduct assets not allowable for net capital	234,262
Net capital per Rule 15c3-1	$ 729,517
Aggregate indebtedness	
Total liabilities per financial statements	$ 1,435,287
Total aggregate indebtedness	$ 1,435,287
Computation of basic net capital requirement	
Minimum net capital required: the greater of $5,000 or 6.67% of aggregate indebtedness	$ 95,686
Net capital surplus at 1500%	$ 633,831
Net capital surplus at 1000%	$ 585,988
Ratio: Aggregate indebtedness to net capital	2 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2012)	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 729,517
Audit adjustments	-
Net capital per above	$ 729,517

Wells Investment Securities, Inc.

Schedule II
Statement Regarding SEC Rule 15c3-3

December 31, 2012

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

SUPPLEMENTARY REPORT

Frazier & Deeter
CPAs & ADVISORS

600 Peachtree Street, N.E.
Suite 1900
Atlanta, Georgia 30308
404.253.7500
www.frazierdeeter.com

SUPPLEMENTARY INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Stockholder
Wells Investment Securities, Inc.
Norcross, Georgia

In planning and performing our audit of the financial statements of Wells Investment Securities (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2013
Frazier & Deeter, LLC
Atlanta, Georgia

Frazier & Deeter, LLC